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December 31, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Dietrich A. King

Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

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Milan

Re:	Pattern Energy Group Inc.

Confidential Draft Registration Statement on Form S-1

Submitted November 13, 2012

CIK No. 0001561660

Dear Mr. King:

On behalf of our client, Pattern Energy Group Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission to the Securities and Exchange Commission (the “Commission”) a complete copy of Confidential Submission No. 2 (“Confidential Submission No. 2”) to the above-captioned Confidential Draft Registration Statement on Form S-1 of the Company originally submitted to the Commission on November 13, 2012 (collectively, the “Registration Statement”).

Confidential Submission No. 2 reflects certain revisions of the Registration Statement in response to the comment letter to Mr. Michael M. Garland, the Company’s President and Chief Executive Officer, dated December 13, 2012, from the staff of the Commission (the “Staff”). For your convenience we are also providing copies of Confidential Submission No. 2, marked to show changes against the Registration Statement, in the traditional non-EDGAR format to each of Mr. Scott Anderegg and you.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Confidential Submission No. 2.

December 31, 2012

General

1.	Please provide us with your analysis of how you believe you qualify as an emerging growth company under the Jumpstart Our Business Startups Act of 2012. In this regard, we note that Securities Act Section 2(a)(19)(C) provides that an issuer may lose its emerging growth company status on the date on which such issuer has during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt and that on the date you submitted your draft registration statement confidentially you appear to have issued more than $1,000,000,000 in non-convertible debt during the prior three-year period. Specifically, it appears that for the six months ended June 30, 2012, you issued $163,386,000 in non-convertible debt, for the year ended December 31, 2011, you issued $260,794,000 and for the year ended December 31, 2010 you issued $800,179,000, the sum of which issuances exceeds $1,000,000,000. For additional guidance, please refer to Question 17 to our Jumpstart Our Business Startups Act Frequently Asked Questions. If you conclude that you are not an emerging growth company, please revise your filing accordingly and file it publicly.

Response:

The Company notes the Staff’s comment and advises the Staff that it believes it qualifies as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 because all of the above referenced indebtedness was incurred under credit facilities, pursuant to loans with third-parties or, with respect to Hatchet Ridge, under a long-term lease obligation and not through the issuance of debt securities and is therefore not “non-convertible debt” under the Act. Question 17 of the Staff’s “Jumpstart Our Business Startups Act Frequently Asked Questions—Generally Applicable Questions on Title I of the JOBS Act” indicates that the term “non-convertible debt” in Section 2(a)(19)(C) of the Securities Act means “any non-convertible security that constitutes indebtedness, whether issued in a registered offering or not.” Accordingly, the Company submits that it qualifies as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 because the indebtedness referenced by the Staff was not incurred by the Company through the issuance of debt securities. The Company refers the Staff to footnote (8) to its predecessor’s audited financials in which the Company discusses the loan agreements pursuant to which it incurred the above mentioned indebtedness.

Market and Industry Data, page iii

2.	We note your disclosure “While we believe each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources.” Please be advised that notwithstanding the inclusion of this language under the federal securities laws you are responsible for all information contained within your registration statement. Please confirm your understanding in this regard and revise your disclosure accordingly.

Response:

The Company notes the Staff’s comment and confirms that it understands the Company is responsible for all information contained in the Registration Statement. The Company has removed the referenced sentence from the Registration Statement. Please see page iii of Confidential Submission No. 2.

December 31, 2012

Meaning of Certain References, page iv

3.	Please add to this list of references other acronyms and defined terms that you use frequently in the prospectus, such as ITCs, PTCs and IPPs.

Response:

The Company notes the Staff’s comment and advises the Staff that it has added references to certain other acronyms and defined terms that it uses in the prospectus, including ITCs, PTCs and IPPs. Please see page iv of Confidential Submission No. 2.

Business Summary

Our Projects, page 2

4.	You disclose on page iv that “owned capacity” refers to the generating capacity of a project multiplied by PEG LP’s percentage ownership. Within footnote 4 to the “Our Projects” table on page 2, you disclose that “owned capacity” refers to the generating capacity of a project multiplied by “our” percentage ownership. We note that you appear to define “our” within the introduction on page 1 as “Pattern Energy Group, Inc.” Please revise for consistency. Additionally, please also revise footnote 4 on page 2 to disclose the proposed ownership interests that will be held by you in each project following the consummation of the contribution transactions.

Response:

The Company notes the Staff’s comment and advises the Staff that it has revised the disclosure to distinguish the Company’s “owned capacity” from that of PEG LP by adding a defined term “PEG LP-owned capacity” under the heading “Meaning of Certain References” on page iv of Confidential Submission No. 2. Please also see pages 5, 7, 93, 126 and 131 of Confidential Submission No. 2 for the Company’s use of this new defined term.

The Company further advises the Staff that the Company’s proposed ownership interests in the projects following the Contribution Transactions are the same as the percentages set forth in the table referenced above. Accordingly, the Company has revised footnote 4 to the table on pages 2 and 91 of Confidential Submission No. 2 as well as related disclosure on pages 50, 51 and 126 of Confidential Submission No. 2 to clarify that the disclosure is intended to reflect the percentage ownership interests immediately following the consummation of the Contribution Transactions.

December 31, 2012

5.	Within the “Our Projects” table on page 2, you disclose that the type of power sale agreements executed with counterparties for the Gulf Wind and El Arrayán projects are “hedge” contracts. Please add a footnote to the table or otherwise cross reference to where you define the contract type.

Response:

The Company notes the Staff’s comment and advises the Staff that it has added the requested disclosure on pages 2 and 91 of Confidential Submission No. 2.

Market Opportunity, page 4

6.	Please provide copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus. We note the following examples:

•	“. . . from 2001 through 2011, total net electricity generation from wind power in the United States and Canada grew at a compound annual growth rate, or “CAGR,” of 27% and 39%.,” page 4;

•	“The United States is the second largest market for wind power in the world by electricity generating capacity” page 81; and,

•	“According to the EIA, 29% of energy consumed in the United States in 2011 was sourced from foreign imports” page 46.

These are only examples. Please tell us if the statement represents management’s belief. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise throughout your prospectus as necessary.

Response:

The Company notes the Staff’s comment and advises the Staff that it will supplementally provide the Staff, under separate cover contemporaneously herewith, highlighted copies of each report upon which the Company relied in connection with the preparation of the Registration Statement.

The Contribution Transactions, page 6

7.	In the third paragraph, please quantify the maximum potential amount of the indemnities that you will assume in connection with the Contribution Transactions.

Response:

December 31, 2012

The Company notes the Staff’s comment and advises the Staff that it has added the requested disclosure on page 6 of Confidential Submission No. 2.

Conflicts of Interest and Fiduciary Duties, page 7

8.	Please revise your disclosure to address whether PEG LP will have effective control over you following the completion of the offering.

Response:

The Company notes the Staff’s comment and advises the Staff that it has added the requested disclosure on pages 8 and 129 of Confidential Submission No. 2.

Risk Factors, page 17

9.	Please add a risk factor concerning the expiration of U.S. federal incentives for renewable energy on December 31, 2012.

Response:

The Company notes the Staff’s comment and advises the Staff that it has added the requested disclosure on page 25 of Confidential Submission No. 2 in order to reference the expiration of federal incentives on December 31, 2012.

Cash Dividend Policy

Forecasted Cash Available for Distribution, page 48

10.	We note your presentation of forecasts for the years ended 2013 and 2014. Your financial forecast should comply with Rule 11-03 of Regulation S-X as well as Item 10(b) of Regulation S-K. In this regard, we do not note any assumptions set forth nor do we note any historical condensed financial information of the registrant for at least a recent 12 month period in parallel columns with the financial forecast. Finally, your forecast should be presented in accordance with guidelines established by the AICPA. Please revise.

Response:

December 31, 2012

The Company notes the Staff’s comment and respectfully advises the Staff that its forecast is not being provided in lieu of the pro forma condensed statements of income required by section 210.11-02(b)(1), but as a supplement to such pro forma financial information set forth on pages 13-16, including the reconciliation of pro forma net cash provided by (used in) operating to pro forma cash available for distribution in footnote (3) on page 16, and pages 58-60 of Confidential Submission No. 2. Accordingly, the Company does not believe that Rule 11-03 of Regulation S-X is applicable, and it is therefore not required to present its forecast in accordance with the guidelines established by the AICPA. The Company has expressly stated on page 49 of Confidential Submission No. 2 that the forecast was not prepared with a view toward complying with the guidelines established by the AICPA, which approach the Company believes is consistent with many dividend paying issuers that present a forecast in an initial public offering prospectus, in particular, master limited partnerships operating in the energy sector. The Company acknowledges Item 10(b) of Regulation S-K and believes that it has a reasonable basis for its forecast and that it has given appropriate consideration to the format of the projections and provided disclosures regarding assumptions and limitations of the projections that will facilitate investor understanding of the projections. Please see pages 49-55 of Confidential Submission No. 2. Furthermore, the Company believes that it has presented the projections in a format that will facilitate subsequent analysis of the reasons for differences between actual and forecast results.

11.	Please explain to us your reasonable basis for a two-year projection under Item 10(b)(3) of Regulation S-K. Additionally, please revise to include net income attributable to the noncontrolling interest and net income attributable to the controlling interest.

Response:

The Company notes the Staff’s comment and advises the Staff that it believes it has a reasonable basis for its forecast and that a two-year forecast is useful to investors, for the reasons discussed below. The Company has prepared its forecast on the basis of (i) contract terms and conditions that provide predictable, long-term, fixed-price electricity prices for the sale of the Company’s electrical output, as disclosed in numerous sections of the prospectus; (ii) information obtained from internal and third-party long-term wind and other meteorological studies, as referenced on page 50 of Confidential Submission No. 2, and (iii) information obtained from the historical operations of its operating projects. The Company has selected a two-year period for the forecast because its construction projects are expected to be completed during the second year of the forecast, and it believes that investors will benefit from a review of the forecasted cash available for distribution during this two-year period. In response to the Staff’s comment, the Company has revised the disclosure on page 48 of Confidential Submission No. 2 to include net income attributable to the noncontrolling interest and net income attributable to the controlling interest.

Unaudited Pro Forma Financial Data, page 58

12.	We note you will succeed to a portion of the ownership interest in Gulf Wind held by PEG LP such that you will not have over 50% control. You state in footnote 2 on page 14 that you will continue to consolidate your 40% interest in Gulf Wind. Please explain to us your basis for consolidation and, if applicable, walk us through your VIE analysis including why you are the primary beneficiary.

Response:

December 31, 2012

The Company notes the Staff’s comment and advises the Staff that it reviewed the accounting for its investment in Gulf Wind following completion of the Contribution Transactions and the offering, with reference to ASC 810 – Consolidation, which governs whether a legal entity is subject to consolidation.

The two primary models under ASC 810 for determining whether an entity should be consolidated are the Variable Interest Entity (“VIE”) model and the Voting Interest model. The Company determined that Gulf Wind is not a VIE and that it should apply the Voting Interest model to determine whether consolidation of its Gulf Wind investment is appropriate.

The Company determined that Gulf Wind is not a VIE based on the following facts:

1.	Gulf Wind has sufficient equity at risk to operate without additional subordinated financial support. Gulf Wind’s debt was obtained without support from its equity holders. Gulf Wind has been in existence for the past three years. As of December 31, 2011 and 2010, Gulf Wind’s total assets and equity were:

Year	Total Assets	Equity

2011	$379 million	$168 million

2010	$378 million	$163 million

2.	As a group, the holders of the equity investment at risk do not lack any of the following three characteristics:

a.	The power, through voting rights or similar rights, to direct the activities of Gulf Wind that most significantly impact its economic performance.
i.	All voting rights reside with the equity holders of Gulf Wind.

b.	The obligation to absorb the expected losses of Gulf Wind.
i.	All profit and losses are allocated to the equity holders of Gulf Wind.

c.	The right to receive the expected residual returns from the operations of Gulf Wind.
i.	The right to all residual returns resides with the equity holders of Gulf Wind.

The predecessor has been, and after the Contribution Transactions the Company will be, the sole Managing Member of Gulf Wind; the other members have or will have protective rights only. Pursuant to the guidance in ASC 820-20-25, the Company will control Gulf Wind. As a result, the Company concluded that it should consolidate its investment in Gulf Wind under the Voting Interest model.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 66

December 31, 2012

13.	Please incorporate the reasons for significant changes in energy derivative settlements and unrealized gains and losses on energy derivatives as shown in your statements of operations on page F-8 in your discussion of reported revenues on pages 66, 67 and 68. In this regard, you may want to discuss how derivatives affect your net realized price per MWh.

Response:

The Company notes the Staff’s comment and advises the Staff that it has revised the disclosure related to reported revenues on pages 66, 67 and 68 of Confidential Submission No. 2 to include the reasons for significant changes in energy derivative settlements and unrealized gains and losses on energy settlements, as well as a discussion of how derivative settlements have affected the Company’s net realized price per MWh.

14.	You disclose on page 74 that you generate renewable energy credits as you produce electricity that are sold independently. Please tell us the amount of revenue recognized during the periods presented related to the sale of renewable energy credits and where such revenue is classified. To the extent these amounts materially affected reported revenues, please add disclosure within your discussion of reported revenues on pages 66, 67 and 68. Additionally, if the recognized amount exceeds 10% of reported revenues, please present these amounts separately on the face of the income statement in accordance with Regulation S-X Rule 5-03(b).

Response:

The Company notes the Staff’s comment and advises the Staff that its revenue related to the sale of renewable energy credits (“RECs”) is presented in the Statement of Operations as a component of electricity sales.

Total REC revenue was $4.4 million and $0.6 million in 2011 and 2010, respectively. It was $4.6 million and $2.8 million, for the nine-month periods ending on September 30, 2012 and 2011, respectively. And it was $1.2 million and $1.2 million for the three-month periods ending on September 30, 2012 and 2011, respectively.

Total REC revenue is less than 7% of total revenue for all periods presented.

15.	Please provide additional disclosure explaining the reasons behind changes in cost of revenue (e.g., assets being placed in service, hiring of additional employees, new service contracts, etc.) and general and administrative expenses (e.g. additional employees, increased salaries, etc.) within your discussion of results of operations on pages 66, 67 and 68.

Response:

December 31, 2012

The Company notes the Staff’s comment and advises the Staff that it has revised the disclosure related to results of operations on pages 66, 67 and 68 of Confidential Submission No. 2 to include a discussion of the primary reasons for changes in the cost of revenue and general and administrative expenses.

Quantitative and Qualitative Disclosure about Market Risk, page 74

16.	We note your sensitivity analysis disclosures of commodity price risk, interest rate risk and foreign currency risk on page 75. You disclose the impact on earnings of hypothetical increases in electricity prices and the value of the Canadian dollar. Please disclose the impact of both increases and decreases.

Response:

The Company notes the Staff’s comment and advises the Staff that it has revised the disclosure related to the commodity price risk and foreign currency risk on page 75 of Confidential Submission No. 2 to disclose the impact of both increases and decreases in underlying commodity prices and foreign currency exchange rates.

17.	Additionally, instruction A of Regulation S-K Item 305(a)(1)(ii) states that “[r]egistrants should select hypothetical changes in market rates or prices that are expected to reflect reasonably possible near-term changes in those rates and prices. In this regard, absent economic justification for the selection of a different amount, registrants should use changes that are not less than 10 percent of end of period market rates or prices.” Please explain to us why you have used a $1.00 per MWh change in the price of electricity in your sensitivity analysis.

Response:

The Company notes the Staff’s comment and advises the Staff that it has revised the disclosure related to Commodity Price Risk on page 74 of Confidential Submission No. 2 by using a price change of $6.00 per MWh rather than $1.00 per MWh, which, as we have noted in the revised disclosure, represents an approximately 12% change in price.

Competition, page 104

18.	We note your disclosure that you expect some of your competitors to exit the industry. Please expand your disclosure to explain why you believe they may leave the industry.

Response:

The Company notes the Staff’s comment and advises the Staff that, although the Company believes the statement to be accurate, it has not compiled sufficient data to support the statement and has accordingly decided to remove the statement regarding competitors exiting the industry. Please see page 104 of Confidential Submission No. 2.

December 31, 2012

Principal and Selling Shareholders, page 133

19.	Please provide a brief description of the overallotment option.

Response:

The Company notes the Staff’s comment and advises the Staff that it has added the requested disclosure on pages 133 and 142 of Confidential Submission No. 2.

Description of Capital Stock, page 142

20.	In the italicized introductory paragraph, please delete the qualification with respect to applicable law.

Response:

The Company notes the Staff’s comment and advises the Staff that it has deleted the referenced qualification. Please see page 142 of Confidential Submission No. 2.

Index to Combined Financial Statements, page F-1

21.	Immediately below the Index, you identify Pattern Energy. Pattern Energy is also the addressee of the audit opinion on the combined financial statements of predecessor on page F-6. Please define here or cross-reference to what this entity represents.

Response:

The Company notes the Staff’s comment and advises the Staff that it has removed the reference to Pattern Energy on page F-1 of Confidential Submission No. 2 and Ernst & Young has changed the addressee on page F-6 of Confidential Submission No. 2 to Pattern Energy Group Inc.

Report of Independent Registered Public Accounting Firm, page F-6

22.	The first paragraph of the audit report makes reference to the “consolidated statements of operations” of Predecessor 2 while the third paragraph makes reference to the “combined financial results” of Predecessor 2. Similarly your first paragraph of the audit report makes reference to combined balance sheets of Predecessor 1 while the third paragraph makes reference to the consolidated financial position of Predecessor 1. We are unclear on your intended meaning of consolidated versus combined in the scope and opinion paragraphs of the report. Please explain to us in detail and revise as necessary.

Response:

December 31, 2012

The Company notes the Staff’s comment and advises the Staff that Ernst & Young has changed the word “consolidated” to “combined” in all references to Predecessor 1 and Predecessor 2 in the audit report included in Confidential Submission No. 2. For all periods presented, the financial statements of both Predecessor 1 and Predecessor 2 were prepared on a combined basis.

Combined Balance Sheets, page F-8

23.	We refer you to Rule 5-02-8 & 20 of Regulation S-X. Please confirm that prepaids and other current assets and/or other accrued liabilities do not require further disaggregation.

Response:

The Company notes the Staff’s comment and advises the Staff that in response to the Staff’s comment, the Company has added two new supplemental footnote disclosures to Confidential Submission No. 2 to disaggregate Prepaid and Other Assets and Other Accrued Liabilities, on pages F-21 and F-22 of Confidential Submission No. 2, respectively, in compliance with paragraphs 8 and 20, respectively, of Regulation S-X, Rule 5-02.

24.	We note your presentation of interim financial statements as of and for the period ended June 30, 2012. Please provide updated interim financial statements in accordance with Regulation S-X Rule 3-12.

Response:

The Company notes the Staff’s comment and advises the Staff that it has revised the disclosure to include interim financial statements for the nine-month periods ended September 30, 2012 and 2011. The Company has also included comparative results in its statements of operations and comprehensive income for the three-month periods ended September 30, 2012 and 2011 in order to comply with Canadian securities laws.

Combined Statements of Operations, page F-8

25.	We note your disclosure on page F-20 that you acquired certain assets from Babcock & Brown International Pty Ltd. on June 25, 2009. As a result of applying purchase accounting, a difference in cost basis exists between Predecessor 1 and Predecessor 2. Please insert a heavy black line separating the statements of operations, comprehensive income (loss) and cash flows columns and include related disclosure in the footnotes.

Response:

The Company notes the Staff’s comment and advises the Staff that it has inserted heavy black lines in appropriate locations in its financial statements contained throughout Confidential Submission No. 2.

December 31, 2012

26.	We note your disclosure on page F-12 that services are provided to you by PEG LP, and you refer to Note 14. Please revise as Note 13 addresses related party transactions. Additionally, Rule 4-08(k)(1) of Regulation S-X requires the presentation of related party transactions on the face of the financial statements. Please explain the reason for balance sheet identification of related party transaction but no such identification for the remaining basic financial statements. If due to materiality, please provide your materiality analysis.

Response:

The Company notes the Staff’s comment and advises the Staff that it has presented related party general and administrative expense on the face of its Statement of Operations in Confidential Submission No. 2. The Company respectfully proposes not to separately present related party project expense or related party other income on the face of its Statement of Operations as these amounts are not material to those line items or to net income, or both, for all annual periods presented. Related party project expense does not exceed 7% of total project expense or 11% of net income in any annual period presented. Related party project expense is 20% and 16% of net income for the nine months ended September 30, 2012 and 2011, respectively, but is expected to be comparable to prior annual periods for the full year 2012. In addition, following the Contribution Transaction, the types of expenses currently included in related party project expense will become direct expenses of the Company rather than services being provided by a related party. Related party other income is immaterial and does not exceed 9% of total other income (expense) or 3% of net income in any period presented.

A complete presentation of related party expenses is included in Footnote No. 15 on page F-34 of Confidential Submission No. 2.

Combined Statements of Cash Flows, page F-11

27.	Please explain and disclose the basis for your presentation of restricted cash within both the investing and financing activities section of the statements of cash flows. Additionally, please tell us if restricted cash is presented net, and if so, tell us how it complies with ASC 230-10-45-7 through ASC 230-10-45-9.

Response:

The Company notes the Staff’s comment and advises the Staff that is has revised its presentation of restricted cash from net to gross on the Statement of Cash Flows. The Company segregates restricted cash by use and presents it separately in the investing and financing sections of the Statement of Cash Flows. Restricted cash used for investing activities is used to support letters of credit which are required to secure the Company’s interconnection and PPA commitments during development and construction. Restricted cash provided by financing activities relates specifically to deposits to fund debt service reserves. Because the purposes of the Company’s restricted cash items are specific and different, it has elected to present them separately on its Statement of Cash Flows.

December 31, 2012

Note 2.    Summary of Significant Accounting Policies, page F-15

28.	We note your disclosure within the property, plant and equipment accounting policies section that you depreciate wind farms over a 20 year period. Please explain to us how you determined the useful life and how it compares with useful lives associated with other turbine driven generators. In this regard, a description of the wind generating unit may be helpful to our understanding.

Response:

The Company notes the Staff’s comment and advises the Staff that it has considered a number of factors in determining its useful life estimates for wind farms, including historical industry experience, discussions with equipment suppliers, and wind turbine engineering certifications provided to equipment manufacturers by Germanischer Lloyd SE, part of the GL Group, a worldwide expert in assurance, consulting and classification for the maritime and energy industries. There are many wind turbine generators that have been operating for 20 years. All of the turbines used by the Company have received an engineering certificate from Germanischer Lloyd that supports a 20 year useful life with proper maintenance. Other types of turbine equipment, such as gas turbines, steam turbines and hydroelectric turbines are known to be productive assets for substantially longer periods, in some cases, 50 years or more. Some of the principal components of a typical wind turbine generator include the blades, rotor hub, shaft, gear box and generator. Electricity is generated from the energy of wind flows exerted on the blades of the wind turbine, which activates the electric generator. This is conceptually similar to the passage of steam, gas or water across the blades of a turbine used in other forms of conventional electricity generation.

29.	You disclose on page F-18 that you adopted ASU 2011-04, Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, on January 1, 2012. We also note your disclosure on page 9 that you have irrevocably elected to defer compliance with new or revised accounting standards and follow nonpublic entity adoption dates. As ASU 2011-04 permits early adoption by nonpublic entities, please revise to clearly state whether you have adopted this guidance for interim periods starting January 1, 2012 or for the annual period starting January 1, 2012.

Response:

The Company notes the Staff’s comment and confirms that it has adopted ASU 2011-04 for the annual period starting on January 1, 2012. The Company has revised the disclosure on page F-18 of Confidential Submission No. 2 accordingly. With regard to the disclosure on page 9, the Company confirms that it has not irrevocably opted out of the extended transition period for compliance with new or revised accounting standards that have different effective dates for public and private companies.

December 31, 2012

Note 3.    Acquisition, page F-19

30.	We note your disclosure that in conjunction with your acquisition of Gulf Wind the difference between the net assets acquired and consideration transferred resulted in a bargain purchase gain. ASC 805-30-50-1(f) requires a description of the reasons why the transaction resulted in a gain. Please explain and revise to include the economic factors that led to the gain on a bargain purchase.

Response:

The Company notes the Staff’s comment and advises the Staff that it has revised the disclosure on page F-19 of Confidential Submission No. 2 to note that Gulf Wind’s assets and liabilities were acquired from a distressed seller that had filed for bankruptcy and was liquidating or seeking to liquidate all of its assets.

31.	You disclose on page F-13 that there is a noncontrolling interest in Gulf Wind. ASC 805- 20-30-1 states that “[t]he acquirer shall measure the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their acquisition-date fair values.” However, we were unable to identify any noncontrolling interest within the disclosure of assets acquired and liabilities assumed on page F-19, or the noncontrolling interest disclosures required by ASC 805-20-50-1(e). Please explain or revise.

Response:

The Company notes the Staff’s comment and advises the Staff that Predecessor 1 acquired substantially all of the assets of and operating contracts for Gulf Wind as part of the March 16, 2010 purchase of the Gulf Wind assets and liabilities. Please see footnote (3) on page F-19 of Confidential Submission No. 2. The noncontrolling interest arose from a subsequent transaction in which Predecessor 1 sold a noncontrolling interest in the Gulf Wind partnership to an unrelated third party. The Company has revised the disclosure on page F-13 of Confidential Submission No. 2 to clarify that the non-controlling interest arose from such subsequent transaction.

32.	You disclose on page 100 that on May 9, 2007, Gulf Wind entered into an easement agreement for an initial term of 30 years with an option to extend an additional 10 years. ASC 805-20-30-1 requires the measurement of assets acquired. As this was executed prior to the acquisition of Gulf Wind on March 16, 2010, please tell us if this contract was measured at fair value and if so, at what amount and where it is included within the disclosures on page F-19. Please also tell us if any other intangible assets were recognized as part of the acquisition and their related amounts. If intangible assets were identified and recorded, please advise where they have been classified in this disclosure and the related financial statements.

December 31, 2012

Response:

The Company notes the Staff’s comment and confirms that the fair value of the acquired easement was evaluated as part of the purchase accounting for the March 2010 transaction. Predecessor 1 determined, at the time of the acquisition, that the terms of the easement agreement were consistent with the terms of similar then-current market arrangements, so no allocation of purchase price was made to the easement. No other intangible assets were acquired in the transaction.

Note 7.    Asset Retirement Obligations, page 24

33.	Solely for the staff’s understanding, can you explain to us what the legal obligation is related to above-ground installations and restoring the sites.

Response:

The Company notes the Staff’s comment and advises the Staff that asset retirement or decommissioning obligations for wind farms are typically established in land lease or easement agreements. They customarily require that the owner/operator remove all above ground structures and below ground structures to within two or three feet of the surface at the end of the lease or the termination of operations. Above ground structures include wind turbine towers, electrical substations, operations and maintenance buildings, fences, roads and above ground electrical collection and transmission systems. Below ground structures include concrete foundations and buried collection systems or transmission lines.

Note 8.    Derivative Instruments, page F-25

34.	You disclose on page F-26 that interest rate swap payments will occur during 2012. You also disclose on page F-17 that monthly settlements occur under the energy derivative contract. We note that within your disclosure of the location and fair value amounts of derivative instruments reported in the balance sheet as of December 31, 2011 on page F-25 that recorded derivatives appear to be non-current assets and liabilities. As it appears that some derivative instruments will be settling within the current operating cycle, please tell us if any current derivative assets or liabilities have been recorded, and if so, where they are included within the balance sheets.

Response:

The Company notes the Staff’s comment and advises the Staff that is has updated Confidential Submission No. 2 to separately classify the current portion of derivative assets and liabilities in prepaid and other current assets and other accrued liabilities, respectively, in the Combined Balance Sheet. The Company further advises the Staff that the two new supplemental footnote disclosures described in its response to Comment No. 23 each include a separate line to show the current portion of derivative assets and derivative liabilities, respectively. In addition, the Company has added disclosure related to these and other immaterial reclassifications resulting from a consideration of the Staff’s comments (including with respect to related party general and administrative expense and certain other financial statement presentations) in footnote 2 on page F-14 of Confidential Submission No. 2.

December 31, 2012

35.	We note your tabular disclosure of the location and amount of the gains and losses recorded on derivative instruments on page F-25. As the date captions on the left of the table are balance sheet dates, please revise to clearly state what periods the gains and losses recognized into earnings and gains and losses recognized in OCI pertain to. Additionally, ASC 815-10-50-4A requires the presentation of this disclosure for every annual and interim reporting period for which a statement of financial performance is presented. Please explain or revise the disclosure to include the prior interim period.

Response:

The Company notes the Staff’s comment and advises the Staff that it has updated Confidential Submission No. 2 to reflect the periods during which gains and losses related to derivatives are reflected in net income and other comprehensive income on page F-25, and has added comparative information for prior interim periods.

Note 9. Fair Value Measurements, page F-29

36.	We note your presentation of the reconciliation of fair value measurements using significant unobservable inputs (Level 3). ASC 820-10-50-2 requires the presentation of this reconciliation for each interim and annual period separately. Please explain or revise the disclosure to include the prior interim period.

Response:

The Company notes the Staff’s comment and advises the Staff that it has revised the disclosure on page F-29 of Confidential Submission No. 2 to include prior interim period comparison.

37.	Additionally, ASC 820-10-50-2(c)(2) requires the presentation of settlements within the level 3 significant unobservable input reconciliation. You disclose on page F-17 that monthly settlements occur under the energy derivative contract. Please explain or revise to include these settlements within the reconciliation.

Response:

The Company notes the Staff’s comment and advises the Staff that it has revised the disclosure on page F-17 of Confidential Submission No. 2 to include monthly energy hedge settlements.

December 31, 2012

Note 10. Income Taxes, page F-30

38.	We note you state “the Company” is treated as a pass-through entity for U.S. federal and state income tax purposes. We also note that the registrant is a corporation that, upon consummation of the offering, would appear to have more shareholders than is permitted for a corporation to be treated as a pass-through entity for U.S. tax purposes. We assume US operations will be treated as taxable under Subchapter C of the IRC. If our understanding is incorrect please clarify it. Otherwise, tell us what consideration was given to a reclassification of accumulated earnings relating to previously taxed earnings relating to US operations by analogy to SAB 4:B. Also tell us what consideration was given to providing a pro forma tax charge on the face of the income statement(s) to reflect the US taxes that would have been applicable had the entity not been treated as a pass through as of 1/1/11. Please be comprehensive in your response.

Response:

The Company notes the Staff’s comment and confirms to the Staff that Pattern Energy Group Inc. is a US C Corporation and that it is now and will continue to be taxable following the Contribution Transactions. The Company further confirms that the entities that are included in the combined financial statements of Predecessor 1 are primarily pass-through entities for all periods prior and subsequent to the Contribution Transactions.

The Company plans to include additional pro forma financial adjustments related to the tax impact of the Contribution Transactions in a subsequent amendment.

The Company considered presenting pro forma tax charges on the face of the Predecessor 1 Statement of Operations for historical periods and concluded it would not be appropriate because the entities included in Predecessor 1 were not C Corporations during the periods presented, nor will they be after the Contribution Transactions.

Undertakings

39.	Please add the undertakings set forth in Item 512(a)(6) of Regulation S-K.

Response:

The Company notes the Staff’s comment and advises the Staff that it has included the undertakings set forth in Item 512(a)(6) of Regulation S-K in the Registration Statement. Please see page II-3 of Confidential Submission No. 2.

December 31, 2012

Item 16. Exhibits and Financial Statement Schedules

40.	Please tell us what consideration you have given to filing as exhibits to the registration statement the agreements setting forth your various purchase rights with PEG LP, as well as your non-competition and management services and shared management agreements with PEG LP.

Response:

The Company notes the Staff’s comment and confirms that it intends to file final forms of the agreements with PEG LP evidencing the Company’s purchase rights, as well as the other referenced agreements, as exhibits to the Registration Statement. These agreements will be entered into concurrently with the closing of the offering and will be filed by amendment prior to the effective date of the Registration Statement. Accordingly, the Company has added these agreements to the exhibit index in Confidential Submission No. 2. Please see pages II-2 and II-5 of Confidential Submission No. 2.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (202) 637-1028 or my colleague, Kirk A. Davenport II, at (212) 906-1284 with any questions or further comments you may have regarding this confidential submission or if you wish to discuss any of the Company’s responses.

Sincerely,

/s/ Patrick H. Shannon

of LATHAM & WATKINS LLP

Enclosures

cc:

Michael M. Garland, Pattern Energy Group Inc.

Michael J. Lyon, Pattern Energy Group Inc.

Kirk A. Davenport II, Latham & Watkins LLP

Brandon J. Bortner, Latham & Watkins LLP